CollPlant
Revolutionizing Tissue Repair

Company Presentation

Yehiel Tal, CEO

May 2019

Safe Harbor Statement

Certain statements in this presentation constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are usually identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "seeks," "should," "will," and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Risks and uncertainties for our company include, but are not limited to: the Company's history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company's expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company's ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company's rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company's ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the Company's reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company's ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company's strategy; and litigation and regulatory proceedings. Many of these factors that will determine actual results are beyond our ability to control or predict. For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the "Risk Factors" section of included in our most recently filed Annual Report on Form 20-F. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The statements made in this presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this presentation to reflect subsequent information, events, results or circumstances or otherwise. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.

Overview

- Regenerative medicine company developing and commercializing products for tissue repair and organs manufacturing
- Proprietary technology enables the cost-efficient production of high-quality recombinant human collagen (rhCollagen)
- Products initially aimed at 3D Bioprinting, medical aesthetics, orthobiologics and advanced wound care markets
- Strategic agreement with United Therapeutics (NASDAQ: UTHR) for 3D bioprinting of lung transplants
- Commercializing 3 products; BioInk, VergenixSTR and VergenixFG



collage
CollPlant

CollPlant
Revolutionizing Tissue Repair

Experienced management team



Prof. Oded Shoseyov
Co-Founder & Chief Scientist
Pauli Clean Tech
CBD Tech.
Fulcrum-SPD
Melodea
Hebrew University



Yehiel Tal
CEO
Regentis Biomaterials
ProChon Biotech
Kulicke & Soffa Industries



Eran Rotem
Deputy CEO & CFO
Tefron, CFO (NYSE,TASE)
Healthcare Tech., CFO
(NASDAQ) & Gamida
E&Y



Nadav Orr, PhD
VP R&D
Ethicon Biosurgery,
Johnson & Johnson



Ilana Belzer, PhD
COO
BioHarvest
Procognia Ltd.
Omrix Biopharmaceuticals
Interpharm



Philippe Bensimon, PharmD
VP RA/QA/CA
Maquet Getinge
3M Medical

CollPlant's technology

Co-expression of 5 human genes in tobacco plants for the production of functional type I human recombinant Collagen


Tobacco plant
Structural genes


Tobacco plant
Enzyme genes


Stable production
in tobacco plant

Col1α1
Col1α2

P4Hα
P4Hβ
LH-3

Post translational modifications



CollPlant's technology:

Cost effective and scalable production



Plant
Leaves
Protein Concentrate
Collagen
PLANTLETS IN NURSERY
GROWING
EXTRACTION
PURIFICATION & FILLING
END PRODUCT FABRICATION

Plant-derived rhCollagen

Clear advantages over animal-derived collagen

Better bio-functionality
- Accelerates human cell proliferation
- Faster tissue healing

Superior homogeneity
- Controlled physical/rheological properties
- Reproducibility
- Transparency (not visible)

Improved safety and greater purity
- Non-immunogenic
- Non-allergenic
- No pathogens
- No foreign body response

Animal Extracted


Cell binding domains

Few cell binding domains due to partially denatured crosslinked collagen



Slow cell proliferation and slow tissue repair Foreign body reactions (e.g. granuloma)

Plant-derived


Cell binding domains

Many cell binding domains enabled by perfect triple helix enhance cellular attachment



Fast cell proliferation and fast tissue repair

Business overview

In development

- Organs
- Tissues
- Scaffolds

3D bioprinting*



Aesthetic medicine



- Co-development
- In house 1st GEN dermal filler
- In house 2nd GEN dermal filler


collage
Recombinant
Human Collagen

Commercial

- EU distribution via Arthrex
- Developing ROW distribution



Orthobiologics



Advanced wound care

- EU distribution
- Post Marketing Surveillance
- Developing ROW distribution

* Current sales of BioInk

Medical aesthetics

Regenerative dermal filler



CollPlant
Revolutionizing Tissue Repair

Dermal Fillers



~2,091,476 HA procedures in 2017 in the US*

$4.5B

Global dermal filler market, 2016**



Cost per syringe: $100-$250/unit***

2017 Procedure breakdown, U.S (by material)*


5%
1%
4%
9%
0%
3%
78%
Calcium Hydroxylapatite
Collagen
Fat
Hyaluronic acid
Polylactic acid
Polymethyl methacrylate microspheres
PRP

* https://www.plasticsurgery.org/documents/News/Statistics/2017/plastic-surgery-statistics-report-2017.pdf
** http://www.digitaljournal.com/pr/3455394
*** https://www.medicalsparx.com/juvederm-hydrate , https://www.medicalsparx.com/buy-juvederm-ultra-plus-xc

Combining the advantages of Collagen and Hyaluronic Acid

HA

Physical properties

- Highly viscous: Provides mechanical stability after injection
- Convenient injection: 37-32G needle, 10-15N expression force
- High lifting capacity
- Transparent


The best of both worlds

rhCollagen

Biological properties

- Promotes cell adhesion and proliferation
- Promotes tissue regeneration
- Non allergic/non immunogenic

2nd Gen dermal filler: Photocurable rhCollagen-HA for facial aesthetics

Injectable Photo-curable methacrylate-rhCollagen for *in-situ* photocuring


Injection
Sculpturing
Photocuring in-situ
rhCollagen
inside
(stabilization)

CollPlant
Revolutionizing Tissue Repair

3D Bioprinting

organs, tissues & scaffolds



CollPlant
Revolutionizing Tissue Repair

Organ transplantations are expensive and inefficient

Average transplant costs and wait times in USA:



HEART (2,725/YEAR)

$1.4 million
191 days



KIDNEY (16,804/YEAR)

$415,000
679 days



LUNGS (1,397/YEAR)

$1.2 million
185 days



PANCREAS (136/YEAR)

$347,000
281 days



LIVER (6,158/YEAR)

$813,000
239 days



CORNEA (50,099/YEAR)

$30,200
50 days

The advent of 3D bioprinting is expected to enable **unlimited, economical access to organs around the world**

~30,000
US transplants per year

115,000
US waiting list

900,000
US deaths per year from organ impairment



http://us.milliman.com/uploadedFiles/insight/2017/2017-Transplant-Report.pdf
U.S. Department of Health & Human Services
https://optn.transplant.hrsa.gov/data/
Lewis JK, Bischof JC, Braslavsky I, Brockbank K, Fahy G, Fuller B, Rabin Y, Tocchio A, Woods E, Wowk B, Acker J and Giwa S; The Grand Challenges of Organ Banking: Proceedings from the first global summit on complex tissue cryopreservation, Cryobiology, Volume 72, April 2016, Pages 169-182.

CollPlant
Revolutionizing Tissue Repair


rhCollagen
inside
rhCollagen
inside

BioInk for 3D printing of tissues and organs

CollPlant’s rhCollagen-based BioInk offers ideal characteristics for 3D bioprinting

- Optimal rheology at room temperature - Viscosity and gelation kinetics
- Biocompatible – supports viability of different cell types
- Non immunogenic, excellent safety profile in clinical use (rhCollagen)
- Tunable physical and mechanical properties

rhCollagen BioInk

Compositions in development (with partners/collaborators)

BioInk Components

- Additives (Synthetic/Natural)
- Cells
- Chemical modifications
- Growth Factors



CollPlant
Revolutionizing Tissue Repair
BioInk
20ml

3D Bioprinting technologies

- Direct Ink Writing (DIW)
- Inkjet
- Projection Stereolithography
- Laser Induced Forward Transfer (LIFT)

BioInk business segments and focus areas

Organs
- Lungs
- Liver
- Kidney
- Heart

Endocrine glands
- Ovary
- Pancreas
- Thyroid

Tissues
- Skin
- Cornea
- Bones
- Cartilage
- Blood vessels
- Heart valves

Scaffolds
- Spine fusion
- Non-union fractures
- Craniomaxillofacial
- Nerve conduits
- Tendons & ligaments

ORGANS
Collaborations
900,000 pt*

OVARY
In-house
700,000 pt**

SPINE FUSION
Collaborations
400,000 pt**

EXTREMITIES
Collaborations
600,000 pt**

**In the U.S, total number-* Lewis JK, Bischof JC, Braslavsky I, Brockbank K, Fahy G, Fuller B, Rabin Y, Tocchio A, Woods E, Wowk B, Acker J and Giwa S; The Grand Challenges of Organ Banking: Proceedings from the first global summit on complex tissue cryopreservation, Cryobiology, Volume 72, April 2016, Pages 169-182.
*** in the U.S, annually,* https://www.ors.org/Transactions/57/0642.pdf, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4283277/ https://www.boneandjointburden.org/2014-report/via23/fracture-trends, https://www.ncbi.nlm.nih.gov/pubmed/27603155 https://www.womenshealth.gov/menopause/early-or-premature-menopause https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3634232/

CollPlant Revolutionizing Tissue Repair

Collaboration agreement with United Therapeutics (Oct. 2018)



- Global licensing and commercialization agreement for 3D Bioprinting of solid organ scaffolds for human transplants
- Collaboration combines CollPlant's proprietary BioInk technology and United Therapeutics' regenerative medicine and organ manufacturing capabilities

Agreement highlights:

- $5M upfront payment
- Up to $39M milestone and option payments
- Royalties on product sales
- United Therapeutics has the option to expand the license to add up to three organs
- United Therapeutics will establish a U.S. facility for the manufacture of CollPlant's rhCollagen and BioInk

3D bioprinting of trachea and bronchi


3DSYSTEMS
Organ
Manufacturing
Group



100μ perfused vessels

Courtesy of United Therapeutics

Commercial products in EU

Advanced Wound Care,
Orthobiologics


CollPlant
Revolutionizing Tissue Repair
BioInk
20ml
Vergenix STR
3cc
Contents:
Vergenix FG
2cc
Wound Filler
Contents:

CollPlant
Revolutionizing Tissue Repair

VergenixTM STR Soft Tissue Repair

Orthobiologics

PRP collection tube
from any commercial PRP Kit


Platelet-Rich
Plasma
Red Blood Cells

CE marked

- Intended for treatment of tendinopathy
- Provides:
  - Localization of platelets at the injury site
  - Extended therapeutic effect of growth factors
- A single application is all that is required to initiate the healing process
- Distributed in Europe by Arthrex under the brand ACP® Tendo

Orthopedic clinics, US*:



16.4M

individuals seeking intervention for tendon and ligament injuries

Current Global Tendonitis served market:



0.5B$

(mostly steroids)



Zhou Y and Wang J, BioMed Research International, Vol 2016, Article ID 9103792
Worldwide Tendinitis Treatment Market 2018 – Market Size, Analysis, Share, Research, Growth, Market Research Future

VergenixSTR at a glance

2017
Launched by Arthrex

20
Countries

>1,000
Treated patients

Significant clinical outcomes

Clinical success*	Pain reduction**	Functionality score**
86%	95%	X2



* recovery in pain and motion. Source: Uri Farkash et al, J Shoulder Elbow Surg (2018)
** knee tendon, Source for PMS data – Arthrex Surgical Outcome System™ registry

Vergenix™STR Clinical outcomes

Significant advantages over standard of care

Clinical study*

74%	of patients show clinical success at 3M
86%	of patients show clinical success at 6M

- 40 patients, single arm, single treatment, 3 & 6 month f/u
- End points – Safety; recovery in pain and motion as measured through PRTEE, Quality of Life questionnaire and grip strength test



3M
48%
6M
36%
3M
74%
6M
86%
Steroids**
VergenixSTR

PMS***

Pain reduction



Visual Analog Pain Score (VAS)
Knee
Shoulder
Elbow
10
8
6
4
2
0
Pre-treatment
2 weeks
6 weeks
3 months
6 months
1 year

Improved patient functionality



SANE Score#
Knee
Shoulder
Elbow
100
80
60
40
20
0
Pre-treatment
3 months
6 months
1 year

#Single Assessment Numerical Assessment

* Uri Farkash et al, J Shoulder Elbow Surg (2018)
** Peerbooms JC et al, Am J Sports Med. 2010, Feb;38(2):255-62
*** Source for PMS data – Arthrex Surgical Outcome System™ registry

CollPlant Revolutionizing Tissue Repair

VergenixFG

- rhCollagen wound filler intended for management of acute and chronic wounds
- CE marked (EU approval) and commercialization commenced by local distributors in EU

Made from truly human collagen

3D scaffold for deep/ irregular wound shapes

Single application

Wounds heal faster



Vergenix™FG Clinical outcomes



Day 0



12 weeks



History: Female, 86 years old with large pressure ulcer in sacral area

Results: Patient achieved complete wound closure within 15 weeks post treatment

Day 0



15 weeks



History: Male, 64 years old with neuropathic leg ulcer with history of ischemia, angioplasty and infection. Patient did not respond to any other wound treatment/materials.

Results: Wound fully healed within 3 months.

72% clinically significant wound closure* after 4 months



Patients with clinically significant* wound closure (%) (N=75**)
48%
58%
69%
72%
Month 1
Month 2
Month 3
Month 4

By month 3:

Vergenix™FG: **wound closure in 69% of patients**

Standard of care: **wound closure in 24% of patients**

* >90% wound closure

** EU patients (Italy, the Netherlands, Greece),

Source: Post marketing surveillance, data on file

CollPlant Revolutionizing Tissue Repair


CollPlant
Revolutionizing Tissue Repair
Nasdaq
CLGN
NasdaqListed
Nasdaq

CollPlant
Revolutionizing Tissue Repair

NASDAQ (CLGN) listed ADR since Jan. 2018

Market Cap of ~ $20M

40 employees

- Strong R&D team
- Fully integrated
- Production team with seven years track record

Planned upcoming milestones

- **Aesthetics – Dermal Filler**
  - Sign collaboration agreement with strategic partner
  - Photocurable filler - Complete PoC study
- **BioInk**
  - Expand collaborations with Tier 1 companies
- **VergenixSTR**
  - Expand distribution network outside EU
- **VergenixFG**
  - Expand worldwide distribution network



CollPlant investment highlights

Only commercially viable technology currently available that can produce truly human collagen

Multi-billion dollar market:
innovative rhCollagen products initially aimed at 3D bioprinting, medical aesthetics, orthopedics and wound care

Commercialization of three products has began in 2017
(BioInk, VergenixFG, VergenixSTR)

Broadly applicable technology:
Ideal building block/scaffolding molecule for regenerative medicine

Strategic agreement with United Therapeutics (UTHR) for 3D bioprinting of lungs

Proven management team

Thank you


CollPlant
Revolutionizing Tissue Repair